[Letterhead of Cabela’s Incorporated]

December 30, 2015

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mara Ransom, Assistant Director, Office of Consumer Products
Re:    Cabela’s Incorporated
SEC Staff Comment Letter dated December 21, 2015
File No. 001-32227
Dear Ms. Ransom:
To follow up on the telephone conversation that our outside counsel had with Lilyanna Peyser on December 23, 2015, this letter is to confirm that we intend to respond to the above-referenced letter on or before January 21, 2016.
Please contact me at (308) 255-1888 if you have any questions regarding this letter.
Sincerely,

/s/ Ralph W. Castner

Ralph W. Castner
Executive Vice President and
Chief Financial Officer